MMA Capital Management, LLC 621 East Pratt Street, Suite 600 Baltimore, MD 21122 Lisa.Roberts@MMACapitalManagement.com T (443) 263-2825

December 8, 2014

Daniel L. Gordon

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:	MMA Capital Management, LLC
Form 10-K for the Year Ended December 31, 2013
Filed March 21, 2014
File No. 0-55051
Form 10-Q for the Quarterly Period Ended September 30, 2014
Filed November 12, 2014
File No. 1-11981
Form 8-K
Filed November 10, 2014
File No. 1-11981

Dear Mr. Gordon:

On behalf of MMA Capital Management, LLC (“MMA” or the “Company”), we are responding to comments made by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated November 28, 2014, relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, Quarterly Report on Form 10-Q for the period ended September 30, 2014, and Current Report on Form 8-K that was filed with the Commission on November 10, 2014.

For ease of reference in this letter, your comments appear in italics directly above the Company’s responses.

Form 10-K for the Year Ended December 31, 2013

Management’s Report on Internal Control over Financial Reporting, page 29

1.	We note from your disclosure that a material weakness existed and that management concluded that you did not maintain an effective internal control over financial reporting (“ICFR”) as of December 31, 2013. Please explain to us and revise your disclosure to describe the nature of the material weakness, its impact on the financial reporting and ICFR, if any, and management’s current plans or action already undertaken, if any, for remediating the material weaknesses.

Response:

We acknowledge the Staff’s comment and as we disclosed in our Form 10-K for the year ended December 31, 2013 (the “Form 10-K”), the material weakness existed within our consolidation accounting and reporting processes. More specifically, in the course of preparing the Form 10-K, we identified errors related to certain funds and ventures that we consolidated on our balance sheet even though we had little to no equity in such funds and ventures. As a result, and following consultation with KPMG, our independent registered public accounting firm, we recorded certain correcting entries in our financial statements for the year ended December 31, 2013 that related to prior period activity. The correcting entries recorded in our year-end 2013 financial statements resulted in an increase to assets of consolidated funds and ventures (representing an increase of 0.4% to total assets), a decrease to obligations of consolidated funds and ventures (representing a decrease of 0.3% to total liabilities), and an increase to equity of non-controlling interests (representing an increase of 1.3% to total equity attributable to non-controlling interests. The effect of these correcting entries had virtually no impact on the Company’s common shareholders’ equity (an increase of $0.1 million, or 0.2% of total common shareholders’ equity) and had no impact on the Company’s Consolidated Statements of Cash Flows.

Performance Built On Integrity, Innovation & Service

www.MMACapitalManagment.com

These corrections were identified by the Company within the respective business and accounting areas and reviewed by KPMG and the Audit Committee. These errors resulted from a failure of existing controls as well as incomplete controls and processes. All of the corrections were isolated and measurable, and they did not have a material impact on the Company’s financial statements or other disclosures as a whole. Prior to filing the Form 10-K for the year ended December 31, 2013, the Company incorporated additional review procedures and management reports. For example, we designed and implemented additional management reports to review balances and activities of consolidated funds and ventures on a stand-alone basis in order to prevent the need to make correcting entries of this nature in the future.

As a result, based on the procedures performed and controls adopted after December 31, 2013, but before the filing of the Form 10-K, management believed that the financial statements presented in the Form 10-K were presented fairly, in all material respects, in accordance with U.S. GAAP. In addition, as disclosed in our Form 10-Q for the quarterly periods ended March 31, June 30 and September 30, 2014, management believes these additional controls and procedures should remediate the identified material weakness. Management has continued to monitor these procedures and controls throughout 2014 and has not observed a recurrence of the issues that led it to determine that a material weakness existed as of December 31, 2013.

Lastly, based on the Company's experience in applying the procedures and controls adopted after December 31, 2013, management expects that its assessment of the Company’s internal control over financial reporting as of December 31, 2014 will conclude that this material weakness has been remediated. Due to this expectation and the Company's belief that its existing disclosure sufficiently addresses the material weakness that existed on December 31, 2013, the Company does not believe that further revisions to its prior disclosure would provide meaningful information to investors.

2.	In addition to above please explain to us how you concluded that your disclosure controls and procedures were effective as of December 31, 2013 in light of the material weakness that prevented you from concluding that your ICFR was effective as of December 31, 2013.

Response:

We acknowledge the Staff’s comment and respectfully note that unlike Item 308 of Regulation S-K relating to management’s annual report on internal control over financial reporting, Item 307 of Regulation S-K does not require management to conclude that disclosure controls and procedures are not effective if one or more material weaknesses are identified. Further, as discussed above in our response to Comment 1, the Company identified the material weakness in the course of its year-end close-out procedures in connection with the preparation of the financial statements that were contained in the Form 10-K. The material weakness was isolated and not widespread, related to prior-period financial statements, and was addressed through correcting entries in the financial statements that were included in the Form 10-K. Management accordingly deemed the Company’s disclosure controls and procedures to be effective because it determined that the Company had in place adequate and appropriate procedures, controls and protocols designed to ensure that information required to be disclosed in the reports filed with the Commission are recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. We believe this conclusion was further supported by the fact that our control environment in place during 2013 resulted in the identification of the material weakness and the need for correcting entries in the Company’s year-end financial statements, that such correcting entries were made in our financial statements included in the Form 10-K, and that the Form 10-K was filed in a timely manner.

Performance Built On Integrity, Innovation & Service

www.MMACapitalManagment.com

Form 10-Q for the Quarterly Period Ended September 30, 2014

Note 17 – Subsequent Event, page 46

3.	We note from your disclosure related to the sale of MMA Financial TC, LLC to Morrison Grove Management, LLC that you will no longer be deemed the primary beneficiary and therefore will no longer consolidate the entity. Please explain to us in detail how you determined that you will no longer be the primary beneficiary.

Response:

The sale transaction discussed in Note 17 – Subsequent Event had an effect on the 11 guaranteed low-income housing tax credit funds (the “Funds”) and a non-profit entity that were consolidated by the Company prior to the sale transaction. Following the sale transaction, we continue to consolidate the Funds due to real estate accounting requirements, but we no longer consolidate the non-profit entity for the reasons discussed below.

As stated in our Form 10-Q for the quarterly period ended September 30, 2014, (the “Form 10-Q”), “[a]s a result of the MGM transaction outlined above as well as other considerations, the Company will no longer be deemed the primary beneficiary and therefore will no longer consolidate the non-profit entity that was consolidated as of September 30, 2014 . . . .” The non-profit entity is separate and distinct from MMA Financial TC LLC (the general partner of the Funds, which was sold to Morrison Grove). More specifically, the non-profit held the general partner interest in real estate partnerships for which the Funds are holders of limited partnership interests. The non-profit entity itself was not a party to the sales transaction; however, as a result of the sale, the principal fiduciary responsibility of the non-profit entity is now to Morrison Gove as general partner of the Funds. As a result of this change and the fact that the non-profit entity is not controlled by the Company, the Company concluded that the non-profit entity should no longer be consolidated. The Company also considered the pertinent real estate sale accounting guidance and concluded there were no factors present that would disallow de-recognition of the eight real estate partnerships.

Form 8-K filed on November 10, 2014

Item 9.01 Financial Statements and Exhibits

4.	We note your presentation of full non-GAAP consolidated balance sheets and statements of comprehensive income in your press release furnished in Exhibit 99.1 of your Form 8-K. This presentation may attach undue prominence to the non-GAAP information and that it represents a comprehensive basis of accounting. Please explain how your presentation complies with Regulation G and Question 102.10 of the C&DI’s on non-GAAP Financial Measures. If after further consideration you determine to revise your reconciliation of the non-GAAP presentations, please provide us with your revised presentation to be included in future filings.

Performance Built On Integrity, Innovation & Service

www.MMACapitalManagment.com

Response:

We are aware of the Staff’s view contained in Question 102.10, and, while we acknowledge the concern that a full non-GAAP balance sheet and income statement may attach undue prominence to the non-GAAP information, we respectfully believe that our presentation is not inconsistent with the Staff’s view. Instead, we believe our comprehensive method of reconciliation complies with the requirement in Item 10 of Regulation S-K to disclose reconciliation (by schedule or other clearly understandable method) of non-GAAP financial measures to GAAP financial measures.

We believe it is important to note that while we are providing a full non-GAAP balance sheet and statement of comprehensive income, the amounts reported for common shareholders’ equity and comprehensive income are GAAP metrics. Also, these are the two metrics (i.e., GAAP common shareholders’ equity and GAAP comprehensive income) that are in fact our emphasis each quarter. The most notable differences within the line items relate to consolidated funds and ventures, and we do think it is useful to provide investors with the underlying assets and obligations that support our GAAP common shareholders’ equity, even though those amounts are eliminated due to consolidation accounting. We also think it is useful to provide investors with operating activity that directly supports our GAAP comprehensive income metric. The supporting reconciliation schedules are attached to our earnings release to provide a roadmap so that investors can understand which line items have been adjusted and which have not been adjusted. We do not believe that the comprehensive reconciliation causes investor confusion and in fact is needed in order to provide overall context of the adjustments in relation to our GAAP financial statements. In addition, this presentation format is an important tool used internally by management to communicate financial performance to the Company’s Audit Committee and Board of Directors. We believe it is appropriate to provide our shareholders and the market generally with the same information in order for them to make reasoned investment decisions regarding our financial performance.

We understand, however, the Staff’s concern regarding the prominence given to these non-GAAP presentations in our earnings releases. Accordingly, in future periods we will revise our presentation to include complete GAAP financial statements that appear in our periodic filings. We will present such financial statements before our non-GAAP presentations and create sectional headings with the following titles: (i) “[2014 Year-End] GAAP Financial Statements”; (ii) “Additional Financial Information”; and (iii) “Reconciliation of Additional Financial Information to [2014 Year-End] GAAP Financial Statements.” We believe the foregoing presentation will ensure that GAAP financial information has greater prominence than our non-GAAP presentation in accordance with the requirements of Regulation G, Item 10(e)(1)(i) of Regulation S-K and Question 102.10, while continuing to provide investors with useful and understandable information that is consistent with the information that management reviews when making operating decisions for the Company.

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Performance Built On Integrity, Innovation & Service

www.MMACapitalManagment.com

We appreciate the Staff’s time and attention. If you have any questions regarding our responses, please call me at (443) 263-2825.

Sincerely,

Lisa Roberts

Chief Financial Officer

cc:	Michael L. Falcone, CEO and President MMA Capital Management, LLC
Isaac Esquivel, SEC Staff Accountant

Performance Built On Integrity, Innovation & Service

www.MMACapitalManagment.com